Exhibit 99.1

MOGU Announces Unaudited Financial Results for the Six Months Ended March 31, 2026 and Fiscal Year 2026

HANGZHOU, China, June 22, 2026 /BUSINESS WIRE/ -- MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the six months ended March 31, 2026 and fiscal year 2026.

Mr. Fan Yiming, Chief Executive Officer of MOGU, commented, "In the second half of the fiscal year 2026, we continued to implement tailored sales incentive strategies to drive promotional activity by our key opinion leaders (KOLs), resulting in a significant increase in live-streaming hours among our streamers. However, the heightened competitive environment among major e-commerce platforms, especially during the peak season in the third quarter, impacted our performance. Gross merchandise value (GMV) decreased by 16.0% year-over-year in the second half of fiscal year 2026 while full-year GMV recorded a modest increase of 0.3%. Total revenues in the second half dropped by 28.5% year-over-year, with a full-year decline of 11.2%. On a brighter note, our MCN business on external platforms, including RedNote, performed well throughout the year, consistently ranking among the top three live-streaming agencies, generating more than RMB350 million in transaction volume and attracting many celebrities and influencers to join with the agency. Looking ahead, we will remain focused on narrowing our losses while actively exploring growth opportunities in new businesses."

“During the second half of fiscal year 2026, our total revenues decreased by 28.5% to RMB56.7 million from the same period of fiscal year 2025, and loss from operations narrowed to RMB40.2 million from RMB59.7 million in the prior-year period. Beyond our continued focus on cost optimization and efficiency improvements over the past six months, we have identified new revenue growth opportunities through our MCN operations on external platforms. For the upcoming fiscal year, we plan to build upon this momentum while steadily narrowing our overall losses,” added Ms. Qi Feng, Financial Controller.”

Highlights For the Six Months Ended March 31, 2026

•
Total revenues for the six months ended March 31, 2026 decreased by 28.5% to RMB56.7 million (US$8.2 million1) from RMB79.4 million during the same period of fiscal year 2025.
•
Live video broadcast (“LVB”) associated GMV for the six months ended March 31, 2026 decreased by 16.0% period-over-period to RMB1,760 million (US$255.2 million).
•
GMV2 for the six months ended March 31, 2026 was RMB1,818 million (US$263.6 million), a decrease of 15.6% period-over-period.

Financial Results For the Six Months Ended March 31, 2026

Total revenues for the six months ended March 31, 2026 decreased by 28.5% to RMB56.7 million (US$8.2 million) from RMB79.4 million during the same period of fiscal year 2025.

1 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026, which was RMB6.8980 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

2 GMV are to gross merchandise volume, refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

•
Commission revenues for the six months ended March 31, 2026 decreased by 18.4% to RMB32.2 million (US$4.7 million) from RMB39.4 million in the same period of fiscal year 2025, primarily attributable to the lower GMV due to the heightened competitive environment.
•
Financing solutions revenues for the six months ended March 31, 2026 decreased by 18.8% to RMB3.3 million (US$0.5 million) from RMB4.0 million in the same period of fiscal year 2025. The decrease was primarily due to the decrease in the service fee of loans to users in line with the lower GMV.
•
Technology service revenues for the six months ended March 31,2026 decreased by 88.5% to RMB3.5 million (US$0.5 million) from RMB30.5 million in the same period of fiscal year 2025, primarily attributable to the deconsolidation of Hangzhou Ruisha Technology Co. Ltd. (“Ruisha Technology”), as the Company’s share interest in Ruisha Technology decreased from 59.6% to 48.2% since August 31, 2025.
•
Other revenues for the six months ended March 31, 2026 increased by 228.9% to RMB17.8 million (US$2.6 million) from RMB5.4 million in the same period of fiscal year 2025, primarily attributable to an increase of service revenue through providing advertising and promotion services through KOLs to brands, online retailers and other merchants on social media platforms, as well as an increase of service revenue through providing talent management services to online platform operator.

Cost of revenues for the six months ended March 31, 2026 increased by 2.2% to RMB46.2 million (US$6.7 million) from RMB45.2 million in the same period of fiscal year 2025 primarily due to an increase of the costs related to talent management services of RMB4.0 million, partially offset by a decrease in costs related to technology services of RMB3.3 million due to the of deconsolidation of Ruisha Technology.

Sales and marketing expenses for the six months ended March 31, 2026 decreased by 44.8% to RMB17.4 million (US$2.5 million) from RMB31.6 million in the same period of fiscal year 2025, primarily due to a decrease in promotion expenses of RMB5.6 million, payroll cost of RMB3.0 million and administrative expenses of RMB2.3 million, attributable to the Company’s ongoing expense optimization efforts.

Research and development expenses for the six months ended March 31, 2026 decreased by 34.5% to RMB11.6 million (US$1.7 million) from RMB17.6 million in the same period of fiscal year 2025, primarily due to a decrease in payroll cost of RMB6.0 million, as a result of the deconsolidation of Ruisha Technology and the Company’s efforts to better allocate its human resources.

General and administrative expenses for the six months ended March 31, 2026 decreased by 15.0% to RMB25.1 million (US$3.6 million) from RMB29.5 million in the same period of fiscal year 2025, primarily due to a decrease in other operating expenses of RMB4.3 million, attributable to the Company’s ongoing expense optimization efforts.

Amortization of intangible assets for the six months ended March 31, 2026 remained relatively stable as compared with the same period of the fiscal year 2025.

Impairment of long-lived assets for the six months ended March 31, 2026 decreased by 100.0% to nil from RMB18.0 million in the same period of fiscal year 2025, primarily due to the cyclical fluctuations of the real estate market.

Loss from operations for the six months ended March 31, 2026 was RMB40.2 million (US$5.8 million), compared to the loss from operations of RMB59.7 million in the same period of fiscal year 2025.

Net loss attributable to MOGU Inc. for the six months ended March 31, 2026 was RMB48.6 million (US$7.0 million), compared to the net loss attributable to MOGU Inc. of RMB38.4 million in the same period of fiscal year 2025.

Adjusted EBITDA3 for the six months ended March 31, 2026 was negative RMB34.1 million (US$4.9 million), compared to negative RMB35.7 million in the same period of fiscal year 2025.

Adjusted net loss4 for the six months ended March 31, 2026 was RMB39.1 million (US$5.7 million), compared to the adjusted net loss of RMB41.5 million in the same period of fiscal year 2025.

Basic and diluted loss per ADS for the six months ended March 31, 2026 were RMB5.94 (US$0.86) and RMB5.94 (US$0.86), respectively, compared with RMB4.37 and RMB4.37, respectively, in the same period of fiscal year 2025. One ADS represents 300 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB295.6 million (US$42.9 million) as of March 31, 2026, compared with RMB380.1 million as of March 31, 2025.

Fiscal Year 2026 Financial Results

Total revenues decreased by 11.2% to RMB125.4 million (US$18.2 million) from RMB141.2 million in fiscal year 2025.

•
Commission revenues decreased by 11.8% to RMB65.8 million (US$9.5 million) from RMB74.7 million in fiscal year 2025, primarily attributable to the lower GMV due to the heightened competitive environment.
•
Financing solutions revenues decreased by 13.5% to RMB6.8 million (US$1.0 million) from RMB7.9 million in fiscal year 2025. The decrease was primarily due to the decrease in service fees of loans to users in line with the lower GMV.
•
Technology service revenues decreased by 47.4% to RMB26.9 million (US$3.9 million) from RMB51.2 million in the fiscal year 2025, primarily attributable to the deconsolidation of Ruisha Technology, as the Company’s share interest in Ruisha Technology decreased from 59.6% to 48.2%, and the Company deconsolidated Ruisha Technology since August 31, 2025.
•
Other revenues increased by 248.0% to RMB25.8 million (US$3.7 million) from RMB7.4 million in fiscal year 2025, primarily attributable to the increase of service revenue through providing advertising and promotion services through KOLs to brands, online retailers and other merchants on social media platforms, as well as an increase of service revenue through providing talent management services to online platform operator.

Cost of revenues increased by 5.7% to RMB89.6 million (US$13.0 million) from RMB84.8 million in fiscal year 2025, which was primarily due to an increase in costs of talent management services of RMB4.2 million.

Sales and marketing expenses decreased by 35.2% to RMB37.6 million (US$5.4 million) from RMB58.0 million in fiscal year 2025, primarily due to a decrease in spending on branding and user acquisition and incentives activities of RMB7.6 million, a decrease in other promotion expense of RMB6.6 million and payroll cost of RMB3.7 million, attributable to the Company’s ongoing expense optimization efforts.

Research and development expenses decreased by 4.0% to RMB28.8 million (US$4.2 million) from RMB30.0 million in fiscal year 2025, primarily due to a decrease in payroll expense of RMB1.5 million as a result of the Company’s efforts to better allocate its human resources.

General and administrative expenses decreased by 12.9% to RMB49.4 million (US$7.2 million) from RMB56.7 million in fiscal year 2025, primarily due to a decrease in other operating expenses of RMB6.7 million, attributable to the Company’s ongoing expense optimization efforts.

Amortization of intangible assets in fiscal year 2026 remained relatively stable as compared with fiscal year 2025.

3 Adjusted EBITDA represents as net (loss)/income before (i) interest income, interest expense, fair value changes of crypto assets, gain/(loss) from investments, net, gain on deconsolidation of a subsidiary, income tax expenses and share of results of equity investees, impairment of long-lived assets and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and NonGAAP Results” at the end of this press release.

4 Adjusted net loss represents net (loss)/income excluding (i) fair value changes of crypto assets, gain/(loss) from investments, net, gain on deconsolidation of a subsidiary, (ii) share-based compensation expenses, (iii) impairment of long-lived assets, (iv) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Impairment of long-lived assets decreased by 100% to nil from RMB18.0 million in the same period of fiscal year 2025, primarily due to the cyclical fluctuations of the real estate market.

Loss from operations was RMB72.2 million (US$10.5 million), compared to the loss from operations of RMB101.1 million in fiscal year 2025.

Net income attributable to MOGU Inc. was RMB1.8 million (US$0.3 million), compared to the net loss attributable to MOGU Inc. of RMB62.6 million in fiscal year 2025.

Adjusted EBITDA was negative RMB60.7 million (US$8.8 million), compared to negative RMB70.7 million in fiscal year 2025.

Adjusted net loss was RMB72.1 million (US$10.5 million), compared to the adjusted net loss of RMB79.8 million in fiscal year 2025.

Basic and diluted income per ADS were RMB0.23 (US$0.03) and RMB0.21 (US$0.03) respectively, compared with loss per ADS of RMB7.14 and RMB7.14, respectively, in fiscal year 2025. One ADS represents 300 Class A ordinary shares.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses nonGAAP measures, such as Adjusted EBITDA and Adjusted net (loss)/income as supplemental measures to review and assess operating performance. The presentation of these nonGAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net (loss)/income before interest income, interest expense, fair value changes of crypto assets, gain/(loss) from investments, net, gain on deconsolidation of a subsidiary, income tax expenses, share of results of equity investees, impairment of long-lived assets, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net (loss)/income as net loss excluding fair value changes of crypto assets, gain/(loss) from investments, net, gain on deconsolidation of a subsidiary, impairment of long-lived assets, share-based compensation expenses, and adjustments for tax effects. See “Unaudited Reconciliations of GAAP and NonGAAP Results” at the end of this press release.

The Company presents these nonGAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the nonGAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are nonrecurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the nonGAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The nonGAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these nonGAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the nonGAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the nonGAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and NonGAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that natural disasters or other health epidemics and other outbreaks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s ecommerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s ecommerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

Mr. Christian Arnell

Phone: +852-2117-0861

Email: christian.arnell@christensencomms.com

MOGU INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	82,021	133,627	19,372
Restricted cash	511	511	74
Short-term investments	297,571	161,507	23,414
Inventories	11	46	7
Loan receivables, net	31,108	19,913	2,887
Prepayments, receivables and other current assets	59,208	11,602	1,682
Amounts due from related parties	15,131	14,916	2,162
Total current assets	485,561	342,122	49,598
Non-current assets:
Property and equipment, net	281,277	273,980	39,719
Intangible assets, net	718	536	78
Crypto assets	—	4,691	680
Right-of-use assets	941	1,054	153
Investments	49,971	165,008	23,921
Other non-current assets	39,759	39,520	5,729
Total non-current assets	372,666	484,789	70,280
Total assets	858,227	826,911	119,878
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,500	3,549	514
Salaries and welfare payable	7,873	7,909	1,147
Advances from customers	57	57	8
Taxes payable	3,144	9,105	1,320
Amounts due to related parties	3,477	5,407	784
Current portion of lease liabilities	620	529	77
Accruals and other current liabilities	301,204	291,992	42,331
Total current liabilities	320,875	318,548	46,181
Non-current liabilities:
Non-current lease liabilities	352	239	35
Total non-current liabilities	352	239	35
Total liabilities	321,227	318,787	46,216
Shareholders’ equity
Ordinary shares	181	181	26
Treasury stock	(138,269)	(138,262)	(20,044)
Statutory reserves	6,705	9,462	1,372
Additional paid-in capital	9,490,093	9,490,109	1,375,777
Accumulated other comprehensive income	72,670	69,975	10,144
Accumulated deficit	(8,922,425)	(8,923,341)	(1,293,613)
Total MOGU Inc. shareholders’ equity	508,955	508,124	73,662
Non-controlling interests	28,045	—	—
Total shareholders’ equity	537,000	508,124	73,662
Total liabilities and shareholders’ equity	858,227	826,911	119,878

MOGU INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss)/Income

(All amounts in thousands, except for share and per share data)

	For the six months ended			For the years ended
	March 31,			March 31,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Commission revenues	39,422	32,178	4,665	74,697	65,847	9,546
Financing solutions revenues	4,049	3,289	477	7,876	6,809	987
Technology services revenues	30,503	3,497	507	51,236	26,941	3,906
Other revenues	5,407	17,783	2,578	7,424	25,835	3,745
Total revenues	79,381	56,747	8,227	141,233	125,432	18,184
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(45,202)	(46,181)	(6,695)	(84,762)	(89,578)	(12,986)
Sales and marketing expenses	(31,591)	(17,442)	(2,529)	(57,953)	(37,556)	(5,444)
Research and development expenses	(17,635)	(11,550)	(1,674)	(29,967)	(28,776)	(4,172)
General and administrative expenses	(29,532)	(25,096)	(3,638)	(56,675)	(49,390)	(7,160)
Amortization of intangible assets	(81)	(88)	(13)	(156)	(176)	(26)
Impairment of long-lived assets	(17,953)	—	—	(17,953)	—	—
Other income, net	2,921	3,386	491	5,093	7,832	1,135
Loss from operations	(59,692)	(40,224)	(5,831)	(101,140)	(72,212)	(10,469)
Interest income	2,784	591	86	5,905	2,282	331
Interest expense	(1)	—	—	(1)	(11)	(2)
Fair value changes of crypto assets	—	(3,789)	(549)	—	(3,789)	(549)
Gain/(loss) from investments, net	21,582	(5,738)	(832)	38,050	42,264	6,127
Gain on deconsolidation of a subsidiary	—	—	—	—	36,909	5,351
(Loss)/income before income tax and share of results of equity investees	(35,327)	(49,160)	(7,126)	(57,186)	5,443	789
Income tax expenses	(832)	(2,000)	(290)	(839)	(6,129)	(889)
Share of results of equity method investees	(1,848)	2,550	370	(2,548)	3,906	566
Net (loss)/income	(38,007)	(48,610)	(7,046)	(60,573)	3,220	466
Net income attributable to non-controlling interests	421	—	—	1,984	1,379	200
Net (loss)/income attributable to MOGU Inc.	(38,428)	(48,610)	(7,046)	(62,557)	1,841	266
Net (loss)/income	(38,007)	(48,610)	(7,046)	(60,573)	3,220	466
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	1,757	(1,930)	(280)	526	(2,695)	(391)
Unrealized securities holding losses, net of tax	(1,171)	—	—	(17,423)	—	—
Total comprehensive (loss)/income	(37,421)	(50,540)	(7,326)	(77,470)	525	75
Total comprehensive income attributable to non-controlling interests	421	—	—	1,984	1,379	200
Total comprehensive loss attributable to MOGU Inc.	(37,842)	(50,540)	(7,326)	(79,454)	(854)	(125)
Net (loss)/income per share attributable to ordinary shareholders
Basic	(0.01)	(0.02)	(0.00)	(0.02)	0.00	0.00
Diluted	(0.01)	(0.02)	(0.00)	(0.02)	0.00	0.00
Net (loss)/income per ADS
Basic	(4.37)	(5.94)	(0.86)	(7.14)	0.23	0.03
Diluted	(4.37)	(5.94)	(0.86)	(7.14)	0.21	0.03
Weighted average number of shares used in computing net (loss)/income per share
Basic	2,636,960,610	2,453,953,099	2,453,953,099	2,628,575,500	2,453,174,723	2,453,174,723
Diluted	2,636,960,610	2,453,953,099	2,453,953,099	2,628,575,500	2,637,344,662	2,637,344,662
Share-based compensation expenses included in:
Cost of revenues	34	—	—	68	1	—
General and administrative expenses	23	6	1	627	9	1
Sales and marketing expenses	13	—	—	27	1	—
Research and development expenses	29	—	—	117	5	1

MOGU INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the six months ended			For the years ended
	March 31,			March 31,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(38,963)	(8,648)	(1,254)	(67,916)	(47,417)	(6,874)
Net cash provided by/(used in) investing activities	36,082	8,809	1,277	(207,930)	99,334	14,400
Net cash provided by/(used in) financing activities	—	1	—	(822)	8	1
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	546	(237)	(34)	(98)	(319)	(46)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(2,335)	(75)	(11)	(276,766)	51,606	7,481
Cash and cash equivalents and restricted cash at beginning of period	84,867	134,213	19,457	359,298	82,532	11,965
Cash and cash equivalents and restricted cash at end of period	82,532	134,138	19,446	82,532	134,138	19,446

MOGU INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the six months ended						For the years ended
	March 31,						March 31,
	2025		2026				2025		2026
	RMB		RMB		US$		RMB		RMB		US$
Net (loss)/income	(38,007)		(48,610)		(7,046)		(60,573)		3,220		466
Interest expense	1		—		—		1		11		2
Income tax expenses	832		2,000		290		839		6,129		889
Interest income	(2,784)		(591)		(86)		(5,905)		(2,282)		(331)
Amortization of intangible assets	81		88		13		156		176		26
Depreciation of property and equipment	5,814		6,030		874		11,450		11,289		1,637
EBITDA	(34,063)		(41,083)		(5,955)		(54,032)		18,543		2,689
Impairment of long-lived assets	17,953		—		—		17,953		—		—
Share-based compensation expenses	99		6		1		839		16		2
Share of result of equity investees	1,848		(2,550)		(370)		2,548		(3,906)		(566)
Fair value changes of crypto assets	—	—	3,789	—	549		—	—	3,789	—	549
(Gain)/loss from investments, net	(21,582)		5,738	—	832		(38,050)		(42,264)	—	(6,127)
Gain on deconsolidation of a subsidiary	—		—		—		—		(36,909)		(5,351)
Adjusted EBITDA	(35,745)		(34,100)		(4,943)		(70,742)		(60,731)		(8,804)
Net (loss)/income	(38,007)		(48,610)		(7,046)		(60,573)		3,220		466
Fair value changes of crypto assets	—	—	3,789	—	549	—	—	—	3,789	—	549
(Gain)/loss from investments, net	(21,582)		5,738		832		(38,050)		(42,264)		(6,127)
Gain on deconsolidation of a subsidiary	—		—		—		—		(36,909)		(5,351)
Share-based compensation expenses	99		6		1		839		16		2
Impairment of long-lived assets	17,953		—		—		17,953		—		—
Adjustments for tax effects	—		—		—		—		—		—
Adjusted net loss	(41,537)		(39,077)		(5,664)		(79,831)		(72,148)		(10,461)